EURASIAN MINERALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2013

GENERAL

This Management’s Discussion and Analysis (“MD&A”) for Eurasian Minerals Inc. (the “Company”, “EMX” or “Eurasian”) has been prepared based on information known to management as of March 27, 2014.

This MD&A is intended to help the reader understand the consolidated financial statements and should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2013 prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All dollar amounts included therein and in the following MD&A are in Canadian dollars except where noted.

FORWARD-LOOKING INFORMATION

This MD&A may contain “forward-looking statements” that reflect the Company’s current expectations and projections about its future results. When used in this MD&A, words such as “estimate”, “intend”, “expect”, “anticipate” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Eurasian’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this MD&A or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this MD&A, and other risk factors and forward-looking statements listed in the Company’s most recently filed Annual Information Form (“AIF”), actual events may differ materially from current expectations. More information about the Company including its AIF and recent financial reports is available on SEDAR at www.sedar.com. The Company’s Annual Report on Form 40-F, including the AIF and recent financial reports, is available on SEC’s EDGAR website at www.sec.gov and on the Company’s website at www.EurasianMinerals.com.

Cautionary Note to Investors Concerning Estimates of Indicated and Inferred Resources

The MD&A may use the terms “Inferred” and “Indicated” resources. Eurasian advises investors that although these terms are recognized and required by Canadian regulations under National Instrument 43-101 (“NI 43-101”), the U.S. Securities and Exchange Commission (“SEC”) does not recognize these terms. Investors are cautioned that “inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable. Investors are further cautioned not to assume that any part or all of an indicated mineral resource will be converted into reserves.

COMPANY OVERVIEW

Eurasian is a Tier 1 company that trades on the TSX Venture Exchange and the NYSE MKT. It is principally in the business of exploring for, and generating royalties from, metals and minerals properties. The Company’s royalty and exploration portfolio mainly consists of properties in North America, Turkey, Europe, Haiti, Australia, and the Asia-Pacific region. The Company started receiving royalty income as of August 17, 2012 when it acquired Bullion Monarch Mining, Inc. (“Bullion” or “BULM”). This royalty cash flow serves to provide a foundation to support the Company’s growth over the long term.

Eurasian operates primarily as a royalty and prospect generator. Under the royalty and prospect generation business model, Eurasian acquires and advances early-stage mineral exploration projects and then forms partnerships with other parties for a retained royalty interest, as well as annual advanced royalty and other cash payments. Through its various partnership agreements, Eurasian also continues to provide technical and commercial assistance to partner companies as the projects advance. By optioning interests in its projects to third parties for a royalty interest, Eurasian a) reduces its exposure to the costs and risks associated with mineral exploration and project development, while b) maintaining the opportunity to participate in early-stage exploration upside, and c) developing a pipeline for potential production royalty payments and associated brownfields discoveries in the future. This approach helps preserve the Company’s treasury, which can be utilized for further project acquisitions and other business initiatives.

Strategic investments are an important complement to the Company’s royalty and prospect generation. These investments are made in unrecognized or under-valued exploration companies identified by Eurasian’s core group of entrepreneurial geologists. These seasoned professionals develop innovative commercial approaches, rethink geologic models, and uncover new investment opportunities. EMX helps to develop the value of these assets, with exit strategies that can include royalty positions or equity sales.

HIGHLIGHTS FOR THE YEAR

  In North America, the Company received approximately US$2.6 million in revenue from the Carlin Trend Royalty Claim Block (“Leeville”) that covers a portion of Newmont Mining Corporation's (“Newmont”) operations on the Northern Carlin Trend in Nevada. In addition, the Company executed six royalty agreements covering copper-molybdenum properties in Nevada and Arizona, and drilled a porphyry copper-molybdenum system with nearly a kilometer of vertical extent at the Copper Basin property that is joint ventured with Vale Exploration Canada Inc. (“Vale”).

  In Europe, the Company purchased a 0.5% net smelter return (“NSR”) royalty from Euromax Resources Ltd. that covers Reservoir Minerals Inc’s (“Reservoir”) share of minerals and metals mined from the “Brestovac” and “Jasikovo East” properties in Serbia. These two properties are covered in Reservoir’s Timok Project joint venture with Freeport- McMoRan Exploration Corp. (“Freeport”) that includes the Cukaru Peki copper-gold porphyry discovery.

  In Turkey, the Company executed a royalty option agreement for the Akarca gold-silver project with Çolakoglu Ticari Yatirim A.S. (“Çolakoglu”), a privately owned Turkish company. In addition, the Company executed two additional royalty agreements covering the Trab-23 and Alankoy properties. In the second half of 2013, Çolakoglu drilled 67 holes on the Akarca project and spent over US$2 million on a combination of drilling and technical studies.

  In Australia, the Company completed a restructuring of the Koonenberry property package in Australia, and signed an Exploration and Option Agreement with North Queensland Mining Pty Ltd. to earn a 100% interest in EMX’s remaining licenses for a retained 3% production royalty. All of Eurasian’s Koonenberry interests are now being advanced by partner companies.

  The Company announced successful prospect delineation drilling at the Malmyzh porphyry copper-gold district in Far East Russia by IG Copper LLC (“IGC”), a privately-held exploration company that has a 51% interest in the project. Eurasian is IGC’s largest shareholder with 40.96% of the issued and outstanding shares (36.6% equity position on a fully- diluted basis).

  For the year ended December 31, 2013, the Company had revenue of $3.1 million and an after tax loss of $13.9 million which included a $4.8 million impairment charge related to the Leeville property. Gross exploration expenditures totaled $9.6 million of which $5.8 million was recovered from partners. In addition, projects were advanced by partners where significant exploration expenditures do not flow through to our financial statements.

OUTLOOK

As the year 2014 progresses, the Company is poised to take advantage of its successes in executing agreements in 2013. Establishing partnerships and royalty agreements for the remaining properties in the portfolio remains a top priority in 2014, especially for Sweden where Antofagasta Minerals S.A. elected to withdraw from the Kiruna South and Iekelvare Designated Projects. However, given that the majority of EMX’s projects are now being advanced as royalty properties or by partnerships, the Company is focusing on new generative initiatives. Opportunities are certainly being created by market conditions that have adversely impacted the funding of junior exploration companies, leading to a marked decrease in competition in the exploration sector. Eurasian is actively reviewing early-stage opportunities and acquiring projects in several new regions. EMX is also actively seeking additional royalties to acquire, as was done in the case of the Company’s Northern Carlin Trend Leeville royalty.

As new royalty revenues and other cash and share payments from agreements are secured, the Company is steadily building an income stream that offsets exploration expenditures. The ultimate goal is to sustain the Company with royalty cash flows while fostering growth from a royalty pipeline of quality properties that provides multiple opportunities for exploration success.

ROYALTY OVERVIEW

Eurasian has a portfolio of royalty properties that includes interests on five continents. In the Western United States, the principal asset is the Leeville royalty property located in Nevada’s Northern Carlin Trend. The Leeville 1% gross smelter return royalty paid approximately US$2.6 million during the twelve months ending December 31, 2013. These payments were sourced from four of Newmont’s underground gold mining operations including Leeville, Carlin East, North Lantern, and Turf. Turf is included in Newmont’s recent underground expansion to the north of the Leeville mine. Further Carlin Trend exploration upside is provided by EMX’s Maggie Creek 3% NSR royalty that covers nearly two square miles of prospective ground situated less than half a mile from Newmont’s Gold Quarry open pit mine.

Eurasian also has a diversified portfolio of royalty properties in Turkey, Serbia, Sweden, Australia, Kyrgyzstan, Slovakia and Peru. The Balya lead-zinc-silver and Golcuk copper-silver royalty properties in Turkey, and the Gezart gold royalty property in Kyrgyzstan resulted from EMX’s early prospect generation successes. EMX’s portfolio in Serbia represents a combination of organically generated royalties augmented by a key royalty purchase. The Viscaria iron-copper royalty was acquired from the purchase of the Phelps Dodge Exploration Sweden AB assets in 2010, and the project is being actively advanced by Avalon Minerals Ltd. The geothermal assets in Slovakia and Peru resulted from organic royalty growth based on early-stage acquisitions with high geologic potential, and situated in markets with a favorable regulatory and business environment. Finally, the Koonenberry gold project in Australia is now being advanced by partner companies, with EMX retaining various royalty interests that cover the entire project area.

PROPERTY OVERVIEW

TURKEY

Eurasian holds exploration property interests in Turkey’s Western Anatolia and Eastern Pontides mineral belts. The properties include bulk tonnage gold, gold-silver vein, and porphyry gold-copper targets with the portfolio consisting of four royalty properties, three properties optioned for a retained royalty interest, and one property in joint venture.

Akarca

The Akarca project is a 2006 EMX grassroots exploration discovery located in Turkey’s Western Anatolia region, and is covered by two exploitation licenses. The property contains multiple prospects of epithermal gold-silver mineralization within a district-scale area. Gold and silver mineralization occurs as structurally focused vein-style and disseminated-style mineralization in silicified zones. The quartz veins typically host higher-grade mineralization, while the silicified halos in the wall-rocks host lower-grade disseminated mineralization. The mineralized zones are consistently oxidized to depths of 80 to 100 meters. EMX filed an updated NI 43-101 Technical Report for Akarca on SEDAR in January 2012.

Akarca had been in a joint venture with a subsidiary of Centerra Gold Inc. (“Centerra”) pursuant to a December 2008 agreement. In mid-2012, Centerra earned an initial 50% interest in the property as a result of investing over US$5 million in drilling, geological mapping, geochemical sampling, and geophysical surveys. EMX regained 100% interest in Akarca from Centerra in October 2012, and carried out exploration programs including a follow-up drill program that concluded in February 2013. Overall, EMX's 2012-2013 drill program extended the strike length of the targeted prospects and confirmed the continuity of the mineralized zones.

EMX announced the execution of an Option Agreement (the "Akarca Agreement") in June 2013 for the Akarca Project with Çolakoglu Ticari Yatirim A.S. (“Çolakoglu”), a privately owned Turkish company, for a combination of cash payments, gold bullion, work commitments, and a 3.5% NSR royalty interest. The Akarca Agreement required Çolakoglu to make an up-front payment of US$250,000 and to drill at least 5,000 meters by the end of the first year. Both of these conditions were met in 2013. Çolakoğlu’s option cannot be exercised until December 2014, at which time it must make a US $500,000 payment to exercise the option. Thereafter, subject to a right to terminate the Akarca Agreement, Colakoglu must make additional cash payments totaling US$ 4,250,000 over a period of three years after exercise of the option, drill a cumulative 20,000 meters over a period of four years after the Akarca Agreement date, and produce a NI 43-101 compliant feasibility study after the sixth year. In addition, Colakoglu must deliver 8,000 troy ounces of gold to an EMX subsidiary by the first anniversary of commercial production from a mine on the project, and make bonus payments to the EMX subsidiary based on cumulative life of project reserves as follows:

  once reserves are more than 1.35 million troy ounces of gold, deliver 3,500 troy ounces of gold;
  once reserves are more than 1.7 million troy ounces of gold, deliver an additional 3,500 troy ounces of gold; and
  once reserves are more than 2 million troy ounces of gold, deliver an additional 3,000 troy ounces of gold.

In addition to the cumulative US $5,000,000 cash payments and gold payments of up to 18,000 ounces, the Company will receive a 3.5% NSR royalty on any production from the property. This royalty is uncapped, cannot be bought down, and none of the pre-production cash or bullion payments count as advanced royalty payments.

Çolakoglu has advised Eurasian that through December 2013, it had drilled 67 holes totaling approximately 6,800 meters. Over 80% of the holes intersected significant mineralization (> 0.2 g/t Au over 7 meters), and included oxide drill intercepts at the Kucukhugla Tepe prospect of 62.7 meters (4.6 -67.3 m) averaging 2.11 g/t gold and 25.78 g/t silver, with a higher grade sub-interval of 7.0 meters (19.5 -26.5 m) averaging 10.12 g/t gold and 87.78 g/t silver (true widths 65-70% of reported intervals). A key result of Çolakoglu's aggressive 2013 drill program was the systematic delineation and further expansion of the Arap, Kucukhugla, Fula, and Hugla Tepe prospects, all of which remain open along strike.

To date, 155 core and reverse circulation drill holes totaling over 18,300 meters, 3,200 rock and 3,300 soil geochemical samples, 74 line-kilometers of IP-resistivity surveys, more than 4.1 line kilometers of trench sampling, and a property-wide gravity survey have been completed. EMX's grassroots discovery and subsequent exploration successes at Akarca have led to in-the-ground investments of over US$7 million by partner companies.

Refer to EMX news releases dated July 19, 2012, January 18, 2013, March 1, 2013, June 20, 2013, August 22, 2013, and January 27, 2014 for more information on the Akarca exploration results and a description of the Quality Assurance and Quality Control measures used by Eurasian for the project.

Sisorta

The Sisorta project, located in the Eastern Pontides mineral belt, is an epithermal gold deposit with an NI 43-101 mineral resource at a 0.4 g/t cutoff of 91,000 indicated gold ounces from 3.17 million tonnes averaging 0.89 g/t, and 212,000 inferred gold ounces from 11.38 million tonnes averaging 0.58 g/t. An overview of the methodology used to estimate these resources are described in EMX’s news release dated June 16, 2009. Near-surface, oxide mineralization represents 76% of the indicated gold ounces, and 73% of the inferred gold ounces, thereby establishing the property’s potential for developing a small scale, open pit mining operation. The Sisorta joint venture is 51% owned by Chesser Resources Ltd. (“Chesser”) (ASX: CHZ) and 49% by EMX. Chesser is the manager of the joint venture (“JV”).

The joint venture had granted Çolakoglu Ticari Yatirim A.S., a privately owned Turkish company, an option to buy the Sisorta JV property in April 2012, but was subsequently advised by Çolakoglu that the option was terminated effective March 21, 2013. Çolakoglu also advised EMX that it completed a 46 hole, 5,500 meter diamond drill program and other work totaling approximately US$2.5 million in expenditures before terminating its option in March 2013. Chesser reported highlights from Colakoglu’s drilling in a June 19, 2013 news release: a) the best Sisorta drill intercept to date of 32.4 meters averaging 8.38 g/t gold and starting from the surface (true width unknown), b) mineralized drill intercepts outside the current NI 43-101 resource that increase the gold zone’s lateral extent, and c) porphyry copper-gold targets that remain to be tested. Chesser and EMX are carrying on discussions with parties interested in the property’s oxide gold and porphyry copper exploration potential.

Balya

The Balya royalty property is located in the historic Balya lead-zinc-silver mining district in northwestern Turkey, and is covered by one exploitation license. EMX holds an uncapped, 4% NSR royalty that it retained when it sold the property to private Turkish mining company Dedeman Madencilik San ve Tic. A.S. (“Dedeman”) in 2006.

EMX understands that since acquiring the property Dedeman has completed 179 core holes totaling over 32,000 meters. Dedeman reported Balya drill results from eleven core holes to EMX in 2013, with intercepts that included 13.3 meters averaging 3.54% lead, 4.62% zinc, and 45.35 g/t silver from the Hastanetepe zone (true width estimated at 65-90% of reported interval). In addition, a reconnaissance drill hole 200 meters to the south of Hastanetepe intersected a new zone of lead-zinc-silver mineralization.

EMX has been advised that Dedeman’s programs are presently on hold as it considers its options for developing the property.

Refer to EMX news release dated July 23, 2013 for more information on Dedeman’s drill results, and a discussion of the Quality Assurance/Quality Control procedures used for the project.

Golcuk

The Golcuk copper-silver property is located in the Eastern Pontides metallogenic belt of northeast Turkey, and is covered by one exploitation license. The mineralization at Golcuk primarily occurs as stacked, stratabound horizons with disseminated copper and silver hosted in volcanic units, as well as in localized cross-cutting fault-controlled veins and stockworks of bornite, chalcopyrite and chalcocite.

Pasinex Resources Ltd. (“Pasinex”) (CNSX: PSE; FSE: PNX) signed an option agreement in July 2012 to acquire a 100% interest in the Golcuk property for a combination of staged issuances of three million Pasinex shares and work commitments totaling US $750,000 over a four year period. EMX retains a 2.9% NSR royalty, which Pasinex has the option of buying down to 2% within six years of the agreement date for US $1,000,000.

Early in 2013, Pasinex announced results from a two hole, confirmation drilling program. Subsequently, Pasinex filed an NI 43-101 Technical Report on Golcuk, and conducted follow-up exploration work that included geologic mapping, rock and channel sampling, and a ground magnetics survey. Pasinex’s work programs have identified a number of additional mineralized targets on the property.

Trab-23

The Trab-23 property is located in northeast Turkey, and covers over 19 square kilometers. The project area hosts both porphyry gold (copper-molybdenum) mineralization and epithermal quartz-barite-gold veins.

Tumad Madencilik Sanayi ve Ticaret A.S. ("Tumad"), a private Turkish company, executed an Option Agreement (the “Trab-23 Agreement”), as announced in February 2013 to acquire Trab-23 from EMX. The Trab-23 Agreement provides for in-ground spending requirements, a revenue stream of annual earn-in and pre-production payments, and a revenue stream based upon production. The Trab-23 Agreement is contingent upon approval by Turkey’s General Directorate of Mining Affairs ("MIGEM") to combine the two EMX exploration licenses into a single exploitation license. This license combination and transfer is scheduled for completion in 2014.

Following exercise of its option to acquire the property, Tumad shall pay annual minimum royalties of US $100,000 commencing upon the first anniversary of such exercise. Upon production from the Trab-23 licenses, Tumad will pay EMX Turkey a 3% NSR royalty. The annual minimum royalties will be credited to 80% of the NSR royalty then payable.

Alankoy

The Alankoy gold-copper property is located in the Biga Peninsula of northwestern Turkey, in an area noted for a number of recent discoveries. EMX’s work has outlined a six square kilometer area of lithocaps and quartz–alunite and argillic alteration with gold-copper mineralization based upon geologic mapping, rock and soil sampling, spectral analyses, ground magnetics, and historic reconnaissance drill results.

An Exploration and Option Agreement (the “Alankoy Agreement”) with Ferrite Resources Ltd. (“Ferrite”), a privately-held Australian company, was announced in a Company news release dated January 7, 2014. The Alankoy Agreement granted Ferrite the option to acquire EMX subsidiaries that hold the Alankoy project, with EMX retaining a 3% production royalty. Ferrite paid US $35,000 upon signing the Alankoy Agreement and must expend at least US $200,000 on exploration activities each year for the three years after satisfaction of the condition precedent described below. In addition, Ferrite is required to make annual deliveries of gold bullion to EMX as Advanced Annual Royalties (“AARs”). These will consist of 75 troy ounces of gold (or cash equivalent) delivered on each of the first three anniversaries of the satisfaction of the condition precedent to the Alankoy Agreement, and AARs of 100 troy ounces of gold (or cash equivalent) on all subsequent anniversaries until commencement of commercial production. Ferrite is also to pay 500 troy ounces of gold (or cash equivalent) on completion of a NI 43-101 or JORC compliant feasibility study.

As a condition precedent to the transaction, MIGEM must approve the pending transfer of the Alankoy project license to the local EMX subsidiary that Ferrite is to acquire. If MIGEM does not approve the transfer by the first anniversary of the Alankoy Agreement, either EMX or Ferrite may terminate the Alankoy Agreement.

Qualified Person

Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed and approved the above technical disclosure on Turkey.

NORTH AMERICA

Eurasian’s portfolio in North America, advanced through wholly-owned subsidiary Bronco Creek Exploration (“BCE”), is comprised of 29 properties covering more than 36,000 hectares in Arizona, Nevada, Utah, Wyoming, and Alaska. The portfolio includes porphyry copper-molybdenum, porphyry copper-gold, bulk tonnage gold, and high-grade gold-silver vein targets. Eurasian currently has ten properties partnered through BCE.

The Company’s 2013 work focused on advancing three partner funded projects, including a first round drill test at the Copper Basin Designated Project with Vale Exploration Canada Inc. (“Vale”), additional geologic work at Lomitas Negras, including three pre-collar drill holes, and executing new agreements for available projects. In the second half of the year, EMX executed separate agreements on six porphyry copper projects. Five of the projects are located in Arizona and one is located in Nevada.

Copper Basin Designated Project

The Copper Basin copper-molybdenum property is located in central Arizona, approximately 50 kilometers north-northwest of Phoenix, and is a Designated Project with Vale. Vale can earn an initial 60% interest in the project by spending US$4,500,000 in exploration expenditures over a four year period that started in September 2011. EMX is the operator of the Copper Basin Designated Project.

EMX completed a seven hole diamond drill program during the first half of 2013 with funding from Vale. The drill program totaled 2,776 meters and was designed to test copper and molybdenum mineralization identified in outcrop and from historic drilling conducted during the 1960s and 1970s. Six of the seven diamond drill holes bottomed in visible copper-molybdenum mineralization with hole CB-13-01 encountering mineralization over its entire 919.7 meter length. Significant drill results include1:

  CB-13-01, 919.7 meters averaging 0.34% copper equivalent (0.18% Cu and 0.029% Mo), with higher grade sub- intervals of 104.5 meters averaging 0.43% copper equivalent (0.21% Cu and 0.039% Mo) and 63 meters averaging 0.65% copper equivalent (0.16% Cu and 0.090% Mo);

  CB-13-02, 377.95 meters averaging 0.29% CuEq (0.19% Cu and 0.019% Mo), with higher grade sub-intervals of 34.5 meters of 0.45% CuEq (0.37% Cu and 0.014% Mo) and 93.5 meters of 0.44% CuEq (0.3% Cu and 0.026% Mo);

  CB-13-04, 371.9 meters averaging 0.26% CuEq (0.17% Cu and 0.016% Mo);

  CB-13-06, 304.8 meters averaging 0.23% CuEq (0.13% Cu and 0.019% Mo), including 111 meters averaging 0.31% CuEq (0.16% Cu and 0.027% Mo); and

  CB-13-07, 310.9 meters averaging 0.26% CuEq (0.17% Cu and 0.016% Mo), with higher grade sub-intervals of 87 meters of 0.32% CuEq (0.23% Cu and 0.016% Mo) and 33 meters of 0.37% CuEq (0.23% Cu and 0.027% Mo).

1 Copper equivalent (“CuEq”) calculated with a 5.5 Mo:Cu ratio and assumes that metallurgical recoveries and net smelter returns are 100%. Reported intercepts are interpreted as true widths in porphyry style mineralization.

EMX’s exploration results confirmed the presence of a large porphyry copper-molybdenum system with nearly a kilometer of vertical extent within a 1.5 square kilometer area defined by the presence of porphyry style alteration, mineralization, and related geophysical anomalies. The mineralization remains open in all directions.

EMX is in the final stages of permitting for a follow-up drill program to commence in the first half of 2014. Priority targets during this phase are the sources for higher grade mineralization associated with porphyry dikes and hydrothermal and igneous breccia zones partially concealed beneath less altered surface exposures.

Further discussion of Copper Basin exploration results, and EMX’s Quality Assurance/Quality Control procedures can be found in the Company’s June 27, 2013 news release.

Copper Springs, Copper King, and Red Top

The Copper Springs, Copper King, and Red Top properties are three separate porphyry copper-molybdenum projects located within the Globe-Miami and Superior (Pioneer) mining districts, approximately 100 kilometers east of Phoenix, Arizona. Porphyry copper deposits within both districts have been structurally tilted and dismembered by post-mineral faults, and commonly covered by post-mineral rocks. EMX’s structural geologic reconstructions and recognition of the tilting led to the generation of new, concealed porphyry copper targets in these mining districts.

EMX announced in a September 4, 2013 news release that Desert Star Resources Ltd. (“Desert Star”) (TSX-V: DSR) executed three separate Option Purchase Agreements granting it options to acquire a 100% interest in each of the projects from EMX, after which EMX will retain a 2.5% NSR royalty. Desert Star has the option to purchase 0.5% of the NSR for US $2,500,000 by the 12th anniversary of the signing date. To earn into each project, Desert Star must deliver 350,000 Desert Star shares to EMX upon TSX-V approval; complete escalating exploration expenditures totaling US$5,000,000 by the seventh anniversary; and make a series of yearly, escalating advanced minimum royalty and project milestone payments.

Mapping and sampling programs commenced at the end of 2013 at Copper King and Red Top focused on defining drill targets for 2014. Permitting on all three projects commenced in January 2014 for geophysical and drill programs planned for later in 2014.

Jasper Canyon, Buckhorn Creek, and Frazier Creek

The Jasper Canyon and Buckhorn Creek copper-molybdenum projects are located in the Laramide porphyry copper belt of southern Arizona and the Frazier Creek copper-molybdenum project is located in the Battle Mountain-Eureka trend of north-central Nevada. The three projects lie in geologically complex areas where mineralizing systems have been structurally dismembered, tilted, and largely covered by post-mineral rocks. Recognition of the post-mineral structural relationships, and application of alteration and mineral zoning patterns and geochemical signatures in that context, has identified untested porphyry copper targets at each of the three projects.

Three separate Exploration and Earn-In Agreements were executed in October 2013 with Savant Explorations Ltd. (“Savant”) (TSX-V: SVT) for the Jasper Canyon, Buckhorn Creek, and Frazier Creek projects. Pursuant to each Earn-in Agreement, Savant can earn an initial 60% interest in a given project by completing a total of US $2,070,000 in work expenditures, delivering 800,000 shares of Savant, reimbursing EMX’s 2013-2014 property holding costs, and paying a total of US $342,500 in several tranches over a five year period. After the initial earn-in, Savant may either: 1) earn an additional 40% interest by completing an additional US $10,000,000 in work expenditures, paying EMX US $500,000, granting EMX a 2.5% NSR royalty and paying annual advanced royalty payments of US $200,000 for 20 years or until production; or 2) elect to form a joint venture company. If a JV is formed, EMX may elect not to participate and exchange its 40% interest for a 2.5% NSR royalty and escalating annual advanced royalty payments capped at US $100,000 and 20 years. Savant may purchase up to 0.5% of the royalty for a total of US $2,000,000.

The Jasper Canyon porphyry target lies along the flanks of a granitic intrusive complex associated with several porphyry copper centers within the Globe-Miami district. The target area is largely covered with outcrops containing distal-styles of alteration and mineralization along the eastern margin. A mapping and sampling program commenced in December, 2013 to better understand alteration and geochemical zoning to aid in drill hole targeting. Subsequent to year end, permitting commenced for a planned CSAMT (Controlled Source Audio-frequency Magnetotelluric) geophysical survey and drill program.

The Buckhorn Creek project is located adjacent to the Sheep Mountain porphyry center, approximately 70 kilometers northwest of Phoenix, Arizona. Known porphyry centers and host rocks in the area are complexly faulted and tilted by post-mineral faults and largely covered by post-mineral rocks. Restricted “windows” through these younger cover rocks exhibit porphyry related alteration and mineralization that vector towards a large, concealed target area on the Buckhorn Creek property. Adjacent to the target area, post-mineral rocks include beds of altered and mineralized porphyry igneous clasts. EMX conducted a mapping program in the fourth quarter of 2013 to better understand the distribution and source areas of the altered clasts.

The Frazier Creek property is located in Eureka County, Nevada about 12 kilometers north of the Mount Hope porphyry molybdenum deposit. The project comprises several horst blocks of carbonate rocks containing alteration, jasperoids, rare porphyry dikes and outcropping copper-molybdenum mineralization over an area of 1.8 by 2 kilometers that is surrounded by younger alluvial cover. After execution of the earn-in agreement, Savant staked an additional 60 mining claims, adding 501 hectares to the property position.

Red Hills

The Red Hills porphyry copper-molybdenum property, located in central Arizona, is partnered with GeoNovus Minerals Corp. (“GeoNovus”) (TSX-V: GNM). In December 2013, a former JV partner of GeoNovus, First Quantum Minerals Ltd. (TSX: FM), terminated its right to acquire an interest in the property. EMX has a 100% interest in the project until GeoNovus completes the initial earn-in requirements.

The 2013 work program focused on a new target area in the western portion of the property. This work followed up on 2012 drill results that confirmed the presence of a fault displaced mineralized block beneath cover rocks to the west of outcropping copper mineralization. Early in 2013, a gravity survey consisting of 163 stations and a two hole drill program totaling 1,026 meters were completed. This work indicated that additional step-out drilling farther to the west was warranted and additional land was acquired through staking and applying for Arizona State Land exploration permits.

In the second half of 2013, ground magnetic and IP geophysical surveys were completed, in addition to permitting 27 new drill sites. In December 2013, First Quantum terminated their interest in the property. EMX and GeoNovus are currently in discussions regarding the next steps for the program.

Superior West

The Superior West project is located west of the historic mining town of Superior, Arizona, and adjacent to Resolution Copper’s property. The project covers several porphyry copper targets, as well as the western extension of the historic Magma Vein.

Early in 2013, EMX’s joint venture partner Freeport completed a ZTEM geophysical survey over the property to define new drill targets. In February 2014, EMX received notification that Freeport will terminate its interest in the project due to budget cut backs on all greenfields projects.

The Company is in discussions with several potential partners interested in the property.

Silver Bell West

The Silver Bell West project is a porphyry copper-molybdenum property located in southern Arizona and adjacent to the Asarco Silver Bell mine, northwest of Tucson, Arizona. The project is being advanced with funding through an option agreement with GeoNovus.

Early in 2013, EMX completed two diamond drill holes totaling 695.5 meters. Both holes intersected hydrothermally altered granite and low-grade copper and molybdenum mineralization. Refer to GeoNovus news release dated August 8, 2013 for more information on the drill results, and a discussion of the Quality Assurance/Quality Control procedures used for the project.

EMX and GeoNovus are currently renegotiating payments and work commitments due in 2013 and 2014. EMX has a 100% interest in the project until GeoNovus completes its initial earn-in requirements.

Yerington West

The Yerington West joint venture property, located in the Yerington mining district of west-central Nevada, is partnered with Entrée Gold Inc. (“Entrée”) (TSX: ETG; NYSE: EGI).

The 2013 exploration program consisted of an IP survey conducted over the northeastern portion of the property and partially over the target area. EMX has a 100% interest in the project until Entrée completes its initial earn-in requirements.

Lomitas Negras

The Lomitas Negras property is located approximately 20 kilometers south of the San Manuel-Kalamazoo porphyry copper deposit in southern Arizona. EMX recognized the presence of altered and mineralized rocks exposed in outcrop as indicative of porphyry style mineralization. Rocks within the belt have been strongly tilted and dismembered by a series of younger normal faults, similar to the San Manuel-Kalamazoo deposits.

The 2013 EMX work program consisted of property-wide gravity and ground magnetic geophysical surveys and drilling and casing three pre-collar holes in two target areas in preparation for a follow-up diamond drilling program. The project is available for partnership and EMX is in discussions with several interested parties.

Middle Mountain Property

The Middle Mountain property, located in central Arizona, was partnered with GeoNovus and First Quantum. After review of previous exploration results early in 2013, EMX recommended no further work on the property. GeoNovus and First Quantum terminated their interest in the property in August 2013. EMX subsequently dropped all mineral rights in the area.

Other Work Conducted by Eurasian in the Western U.S. and Alaska

EMX continued field evaluation of other properties in BCE’s portfolio, generative exploration programs in the western U.S., and review of acquisition opportunities throughout 2013. As part of EMX’s internal evaluation of its property portfolio, work programs were suspended on its two Alaska projects. EMX is also in discussions with a number of potential partners for available North American properties, as well as for regional exploration alliances.

Qualified Person

Dean D. Turner, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed and approved the above technical disclosure on North America.

AUSTRALIA AND ASIA-PACIFIC

EMX continued to execute its royalty generation and partnership business model in the Australia and Asia-Pacific region. The Koonenberry gold project in New South Wales, Australia underwent a significant re-structuring of the property package. As a result, the entire project is now being advanced by partner companies under favorable royalty agreements with EMX. The Company regained 100% control of the Neavesville property located in the Hauraki goldfield of New Zealand's North Island, and looks forward to advancing this highly prospective gold-silver project with a historic JORC resource. EMX identified “The Sisters” copper-gold +/- cobalt project near Broken Hill, New South Wales, Australia as an early-stage opportunity in a region noted for recent discoveries based upon new geologic models.

Koonenberry

The Koonenberry project is positioned along the northwest trending, regional-scale Koonenberry fault in southeastern Australia. This deep-seated structural zone has multiple splays that project into, and through the project area. EMX recognized that the distribution of gold occurrences and gold geochemical anomalies are coincident with these prominent structural features. Although there are no records of previous hardrock mining at Koonenberry, much of the gold recovered through surface prospecting occurs as coarse specimens with attached “reef” quartz, suggesting a nearby primary source. Further, EMX’s reconnaissance mapping and sampling identified a number of geological features at Koonenberry remarkably similar to the orogenic deposits of the Victorian Goldfields, also located in southeastern Australia.

Last year, the Company completed a restructuring of the Koonenberry property package that released EMX from a series of significant expenditure commitments. As a result, all joint venture agreements were renegotiated, leaving EMX with 100% control of the most prospective areas, and royalty agreements covering less prospective areas. Subsequent to the year ended December 31, 2013, the Company announced the signing of an Exploration and Option Agreement (the “Agreement”) with North Queensland Mining Pty Ltd. (“NQM”), a privately-held Australian company, to earn a 100% interest in the subsidiary that holds the EMX licenses, with EMX retaining a 3% production royalty (see EMX news release dated February 19, 2014). As a result of the Agreement with NQM, all of EMX’s interests in Koonenberry are now being advanced by partner companies, with EMX retaining various royalty interests that cover the entire project area totaling approximately 1,437 square kilometers. The majority of the prospective ground covered by this extensive royalty position remains unexplored.

Pursuant to the Agreement, NQM has the option for three years after the Agreement date to acquire the EMX subsidiary (EMX Exploration Pty Ltd.) that holds the Company’s exploration licenses in the project area. On or before the second anniversary of the Agreement date, NQM can reduce the 3% production royalty to be retained by EMX to 2.5%, by agreeing to pay annual advance royalties in the following amounts:

  75 troy ounces of gold (or cash equivalent) delivered on the first anniversary of NQM’s election to reduce the amount of the production royalty,
  100 troy ounces of gold (or cash equivalent) on the earlier of the third anniversary of the Agreement date or the closing of the exercise of the election, and
  100 troy ounces of gold (or cash equivalent) on all subsequent anniversaries of the Agreement date until commencement of commercial production.

NQM will bear responsibility of satisfying all existing work commitments and honoring all underlying property agreements during the term of the Agreement.

Initially, NQM anticipates commencing small-scale gold production from alluvial and eluvial materials, while continuing to explore for the bedrock sources of gold mineralization. The Company views NQM’s proposed production scenario as a way to quickly capitalize on the demonstrated alluvial/eluvial gold potential that could provide revenue streams to support further exploration and project development.

Neavesville

The Neavesville project consists of two exploration permits totaling over 30 square kilometers in the Hauraki goldfield of New Zealand's North Island. EMX acquired these permits, which cover a historic JORC gold-silver resource, on open ground with minimal cost. The property hosts a variety of gold-silver mineralization styles that include replacement bodies in black shales and breccias, as well as higher-grade, structurally controlled quartz veins. This mineralization has geologic features similar to other deposits of the Hauraki goldfield, including Newmont's Martha Hill gold-silver mine located 25 kilometers to the southeast.

In November 2012, EMX granted an option to Glass Earth Gold Limited (“Glass Earth”) to acquire the property. Glass Earth subsequently completed re-logging and check sampling of the historic drill core, as well as other work on the property. EMX terminated the option agreement as of December 31, 2013 due to Glass Earth’s failure to satisfy a condition of the option agreement, and as a result regained 100% control of the property. The Company plans to advance the Neavesville project while pursuing new partnership opportunities.

The Neavesville exploration permits cover two main centers of epithermal gold-silver mineralization. The principal target, named Trig Bluffs, has a historic near-surface inferred resource of 3.2 million tonnes averaging 2.7 g/t gold and 8.9 g/t silver, and containing 289,000 ounces of gold and 944,000 ounces of silver (R. Brathwaite, IGNS report, 1999; 2001)1. In addition, a separate higher-grade historic inferred mineral resource of approximately 0.47 million tonnes at 7.1 g/t gold and 20.7 g/t silver, and containing 107,000 ounces of gold and 312,000 ounces of silver, was reported for mineralization at depth beneath Trig Bluffs (R. Brathwaite, IGNS report, 1999; 2001)2. A Qualified Person has not performed sufficient work to classify the historic estimates as current mineral resources, and EMX is not treating the estimates as current mineral resources. The historic estimates should not be relied upon until they can be confirmed. However, the drill-delineated Trig Bluffs gold-silver mineralization described by the IGNS report is considered reliable and relevant.

EMX has previously conducted reconnaissance geologic mapping, verification rock sampling, and a CSAMT geophysical survey at Neavesville. These programs not only independently confirmed the historic areas of mineralization, but also identified new and untested gold-silver targets.

See Company news release dated November 19, 2012 for further details on the historic resource, EMX’s exploration results, and a description of the Quality Assurance and Quality Control measures used by Eurasian for the Neavesville project.

1,2 The near-surface, historic resource estimate for the "upper zone" was based upon a cutoff grade of 0.7 g/t gold. The historic inferred mineral resource for the deeper mineralization assumed a cutoff grade of 10 gram-meters (i.e. the product of the gold grade and true width thickness of the drill hole intercept).

The Sisters

“The Sisters” property, located in the Broken Hill Mining district of New South Wales, Australia, was acquired in October 2013. The 55 square kilometer license covers copper-gold mineral occurrences associated with quartz-magnetite alteration in outcrop, as well as drill defined zones of copper-cobalt mineralization. The project has not undergone significant exploration since the early 1970s, and EMX’s intention is to re-evaluate the property’s potential considering recent copper-gold +/- cobalt discoveries elsewhere in the district.

Qualified Person

Chris Spurway, MAIG, MAusIMM, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed and approved the above technical disclosure on Australia and the Asia-Pacific.

SWEDEN

Eurasian’s Swedish subsidiary has a portfolio of 25 exploration permits covering over 790 square kilometers. This portfolio includes porphyry copper and Iron-Oxide-Copper-Gold (IOCG) properties, in addition to known areas of copper, gold, and platinum group element-enriched styles of mineralization. EMX entered into a two year Strategic Alliance and Earn-In Agreement focused on copper exploration with Antofagasta Minerals S.A. (“Antofagasta”) in 2011. During the term of the Strategic Alliance, three Designated Projects (DPs) were generated. The Company’s 2013 work focused on advancing two of these DPs, in addition to new property acquisitions and preparing other projects for partnership.

Antofagasta Strategic Alliance

The EMX-Antofagasta Strategic Alliance reached the end of its two year tenure on February 17, 2013. The Kiruna South, Iekelvare and Norrmyran DPs were generated during the course of the Alliance. Ongoing core and Top of Bedrock/Base of Till (TOB/BOT) drilling were conducted at the Kiruna South DP, and TOB/BOT programs were initiated at Iekelvare. The Norrmyran DP was effectively tested in 2012, and no further work was conducted in 2013. Antofagasta funded both the Kiruna South and Iekelvare DPs through 2013. On March 3, 2014, Antofagasta advised Eurasian that it was discontinuing further funding of the DPs. EMX now has 100% control of the Sweden exploration portfolio, and is in discussions with a number of potential partners regarding available properties.

Kiruna South Project

The Kiruna South project is located in the Kiruna iron-copper-gold metallogenic province of northern Sweden. A three-hole reconnaissance diamond drill program was conducted during March and April 2013 in the north-central portion of the project’s Puoltsa Nr 10 license. A total of 629 meters were drilled, with all three holes intersecting low-grade copper mineralization: PAL-1N with 17.35 meters (177.75 -195.10m) of 0.11% copper, PAL-2N with 37.45 meters (33.15 -70.60m) of 0.15% copper and 11.30 meters (107.70 -119.00m) of 0.16% copper, and PAL-3S with 8.60 meters (55.60 -64.20m) of 0.21% copper (true widths unknown). The copper mineralization is predominantly hosted by calcite-scapolite ± biotite and magnetite veins and veinlets, as well as tectonic and hydrothermal breccias.

The 2013 TOB/BOT drilling campaign at Puoltsa consisted of 80 holes designed to test magnetic anomalies on the northeastern side of the property, and several other areas of interest identified by field mapping. This work resulted in the definition of the 200 by 600 meter “Gunilla” target area, where 14 of 37 TOB/BOT samples returned an average of 371 ppm copper. Four well mineralized samples were also collected from outcrop exposures at Gunilla (avg. Cu=2.3%, avg. Au= 2.34 g/t). Copper and gold mineralization occurs as disseminations in country rocks with intense sodic-calcic styles of alteration rich in magnetite and actinolite, and as copper and gold rich calcite-scapolite veins and breccias. An IOCG aureole with a surface extent of approximately 0.5 square kilometers appears to be developed around the periphery of a granitic pluton at Gunilla, as defined by the combination of field mapping, 2013 TOB/BOT drill results, and historic ground magnetic maps.

Iekelvare Project

At Iekelvare, 223 TOB/BOT holes totaling 1,655 meters were completed in 2013 with the goal of identifying the source of chalcopyrite and actinolite rich boulders known to exist on the property. The TOB/BOT sampling returned six bedrock samples from two drill-holes averaged 912 ppm copper, and remains open in two directions.

Other EMX Property Interests in Sweden

In addition to the Storåsen and Aitik South projects, which had been advanced independently of the Antofagasta Strategic Alliance, EMX acquired the Gumsberg polymetallic (lead-zinc-silver-copper-gold) property in the historic Bergslagen District in southern Sweden. Gumsberg contains five historic polymetallic mines active from the 1880s to 1920s, with production focused on lead-zinc-silver mineralization from Volcanogenic Massive Sulfide (VMS) type deposits. Since the 1970s, the Gumsberg property has seen relatively little exploration work, and EMX believes the district to be highly prospective for additional discoveries, including copper and gold-rich styles of VMS mineralization.

EMX also holds a royalty interest in the Viscaria iron-copper property acquired from the purchase of the Phelps Dodge Exploration Sweden AB assets in 2010. Viscaria is being developed by Avalon Minerals Ltd. (ASX: AVI), and has current mineral resource estimates and a scoping study that outlines the project's mining upside.

Comments on Sampling, Assaying, and QA/QC

EMX's exploration samples were collected in accordance with accepted industry standards and guidelines. The samples were submitted to ALS Chemex laboratories in Piteå, Sweden for sample preparation, and Vancouver, Canada (ISO 9001:2000 and 17025:2005 accredited) for analysis. Gold was analyzed by fire assay with an ICP finish, and copper underwent aqua regia digestion and analysis with ICP/AES techniques. As standard procedure, the Company conducts routine QA/QC analysis on all assay results, including the systematic utilization of certified reference materials, blanks, and duplicate samples.

Qualified Person

Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed and approved the above technical disclosure on Sweden.

SERBIA

EMX announced in February 2014 the purchase of a 0.5% NSR royalty from Euromax Resources Ltd. (TSX-V: EOX) (“Euromax”) for $200,000 covering Reservoir Minerals Inc.’s (TSX-V: RMC; “Reservoir” or “RMC”) share of minerals and metals mined from the “Brestovac” and “Jasikovo East” properties in Serbia. These two properties are included in RMC’s Timok Project joint venture with Freeport. The 0.5% NSR royalty is proportionately reduced to RMC’s interest in the properties as Freeport earns-in by making exploration expenditures under the circumstances provided in the NSR agreement. Freeport has thus far earned a 55% interest in the Timok Project joint venture.

In January 2014, RMC announced an initial NI 43-101 resource estimate for the Brestovac property’s Cukaru Peki discovery, which includes the High Sulphidation Epithermal (HSE) zone of copper and gold mineralization (see RMC news release dated January 27, 2014). According to Reservoir, the HSE inferred resource above a 1% copper equivalent (CuEq% = Cu% + (Au g/t x 0.6)) cut-off was estimated to be “65.3 million tonnes at an average grade of 2.6% copper and 1.5 grams per tonne (g/t) gold, or 3.5% copper-equivalent, containing 1.7 million tonnes (3.8 billion pounds) copper and 3.1 million ounces gold or 2.3 million tonnes (5.1 billion pounds) copper-equivalent.” Reservoir stated that the underlying porphyry type mineralization had not been modeled or included in the resource estimate “due to the lack of drill data and geometrical understanding.” Reservoir also remarked in its news release that the discovery at Cukaru Peki “demonstrates the potential for additional blind discoveries within the Timok Magmatic Complex.”

The royalty acquisition from Euromax complemented the Company’s previously established royalty portfolio in Serbia, which includes the “Brestovac West” property located adjacent to Brestovac. These properties were sold to a predecessor in title to Reservoir in 2006 for cash, NSR royalties (2% on gold and silver, and 1% on all other metals), work commitments, and other considerations. Together, EMX’s Brestovac and Brestovac West royalty properties comprise RMC’s Brestovac-Metovnica exploration permit. EMX’s consolidation of the Brestovac, Brestovac West, and Jasikovo East royalty properties strategically positions the Company to participate in ongoing discoveries in the Timok Magmatic Complex, one of the richest copper-gold mineral belts in Europe. Elsewhere in EMX’s Serbian royalty portfolio, encouraging high-grade gold intercepts from drilling and trench sampling were reported by RMC from the Deli Jovan joint venture project.

Qualified Person

Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed and approved the above technical disclosure on Serbia.

HAITI

Eurasian and joint venture partner Newmont (collectively, the “JV”), have a land position along a 130 kilometer trend of Haiti’s Massif du Nord mineral belt. Newmont is funding and managing six joint venture Designated Projects across northern Haiti that contain multiple gold, copper, copper-gold and copper-gold-silver occurrences and prospects. The JV's efforts have developed several exploration targets that are ready for drill testing pending approval of the Research Permits by the Government of Haiti. EMX’s work on the 100% controlled Grand Bois gold-copper project is outside of the JV with Newmont.

In March 2013, the Haitian Government suspended its Mining Convention process while Parliament began working on a new mining law with the help of the World Bank. The Government's goal is to reform the mining law to be more consistent with current international standards. Consequently, the Government deferred further consideration of the JV's request for the Research Permits that would cover the six Designated Projects, and EMX's request for an extension of the Grand Bois Research Permit, while revisions to the mining law are pending.

As a result of the suspension of the Mining Convention, Newmont placed the JV’s Designated Projects on care and maintenance status, but continued with its community relations programs. EMX considered the deferral of its request for an extension of the Grand Bois Research Permit to be a force majeure event and also placed its Grand Bois project on care and maintenance status. Throughout 2013, Newmont continued its efforts on behalf of the JV to engage with the community and government. This included meetings and site visits with various senators to help educate them about the JV's activities and about exploration and mining in general.

The Government expects to release a draft of the new mining code sometime in early 2014, with stakeholder review in mid-2014 and Government approval later in 2014 followed by a Parliament vote in 2015. The Company remains committed to advancing the mining industry’s contribution to Haiti’s economic development, and looks forward to working with the Government of Haiti in its effort to bring the mining law to current international standards.

Qualified Person

Dean D. Turner, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed and approved the above technical disclosure on Haiti.

FAR EAST RUSSIA

EMX is a strategic investor in IG Copper LLC (“IGC”), a privately held company that is in a joint venture with Freeport on the Malmyzh copper-gold porphyry project in Far East Russia. IGC has a 51% ownership interest in the Malmyzh joint venture, with Freeport retaining a 49% interest. IGC is operating and managing the project. EMX is IGC’s largest shareholder with 40.96% of the issued and outstanding shares (36.6% equity position on a fully-diluted basis) resulting from investments starting in 2011 that now total approximately US $6.8 million.

Malmyzh is a grassroots, district-scale exploration discovery that is being advanced towards resource delineation. Malmyzh’s porphyry centers occur as Cretaceous-age dioritic stocks that intruded and hornfels-altered siltstone and sandstone sedimentary sequences. Copper-gold mineralization occurs in the porphyry intrusives, as well as in the hornfels-altered and stockworked sedimentary wall rocks, and consists of near-surface zones (i.e., within 0.5 to 50 meters of the surface) of variable chalcocite enrichment grading into chalcopyrite-rich and chalcopyrite-bornite-magnetite mineralization to depth.

As outlined in an EMX news release dated November 5, 2013, IGC advised that diamond drilling had principally been focused on delineating near-surface copper-gold mineralization at four of fourteen known porphyry target areas. These porphyry targets occur within a 16 by 5 kilometer intrusive corridor concealed beneath a shallow cover of soil and vegetation.

The majority of the drill meters have been concentrated on defining the Central, Freedom, and Valley prospects on nominal 200 meter centers with a combination of vertical and angle holes. Central is delineated as a 1,000 by 550 meter area of mineralization principally hosted in diorite porphyry rocks to depths of 400-600 meters. The Freedom prospect consists of two copper-gold mineralized bodies coincident with magnetic highs, and having dimensions of 1,400 by 700 meters and 1,300 by 400 meters and extending to depths of 400-500 meters. Freedom remains open for expansion in all directions. Valley is currently outlined as a 1,300 by 1,200 meter prospect with copper-gold mineralization hosted in diorite porphyries and hornfelsed sedimentary rocks to depths of 400-550 meters, and remains open to the northeast and southwest. Drilling highlights from these three key prospects include1:

Central: 406.7 meters (43.9-450.6m) averaging 0.52% copper and 0.29 g/t gold (0.69% CuEq);

Freedom: 111.6 meters (25.2-136.8m) averaging 0.80% copper and 1.01 g/t gold (1.41% CuEq) within a broader zone of 459.3 meters (25.2-484.5m) averaging 0.36% copper and 0.41 g/t gold (0.61% CuEq); and

Valley: 99.4 meters (52.5-151.9 m) averaging 0.69% copper and 0.40 g/t gold (0.93% CuEq) within a broader zone of 459.2 meters (14.1-473.3 m) at 0.47% copper and 0.21 g/t gold (0.59% CuEq).

1 Copper equivalent (CuEq) calculated as Cu% + (Au g/t * 0.6) . Metallurgical recoveries and net smelter returns are assumed to be 100%. Reported intervals are interpreted as true widths in porphyry style mineralization.

IGC’s exploration drilling programs (136 diamond drill holes totaling approximately 48,000 meters as reported in November, 2013) have been highly successful, with over 90% of the holes intersecting significant (greater than 0.3% copper equivalent) copper-gold mineralization. From this drilling, thirty-eight holes (28%) total over 100 CuEq%-meters as a grade-thickness product, and of these nine holes (7%) total over 200 CuEq%-meters (max = 280 CuEq%-meters). Subsequently, IGC advised that diamond drilling was ongoing as of February, 2014, with a project total of over 70,000 meters from more than 200 core holes; assay results are pending from IGC.

Additional IGC developments in 2013 included the acquisition of the 390 square kilometer Shelekhovo gold-silver-copper property 150 kilometers to the northeast of Malmyzh, and an administrative name change from InterGeo Resources to IG Copper LLC.

Further discussion of IGC’s exploration results and EMX’s due diligence data verification and Quality Assurance/Quality Control procedures can be found in the Company’s November 5, 2013 news release.

Qualified Person

Dean D. Turner, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed and approved the above technical disclosure on Far East Russia.

SLOVAKIA AND PERU

EMX initiated a geothermal energy program in 2010. EMX's first acquisitions were in two of Slovakia's most promising regions for geothermal power generation, which include the Ziar Basin of west-central Slovakia and the Pannonian Basin in the eastern part of the country. EMX also assessed opportunities in Peru that led to the acquisition of four geothermal licenses that occur in prospective regions of Peru's Western and Eastern Cordillera. Slovakia's proactive stance towards geothermal energy projects and Peru’s significant steps taken towards developing "renewable energy" resources create favorable business climates for development and potential revenue streams to EMX in the future. EMX sold its assets in 2013 to Starlight Geothermal Ltd. ("SGL") for cash payments, an equity position in SGL, and gross royalties of 1.0% in Slovakia and 0.5% in Peru from future geothermal energy production (see Company news release dated August 7, 2013).

RESULTS OF OPERATIONS

Year ended December 31, 2013

The net loss for the year ended December 31, 2013 (“FY13”) was $13,982,612 compared to $20,902,053 for the year ended December 31, 2012 (“FY12”). The loss for FY13 was made up of $3,839,703 (2012 - $8,330,201) in net exploration expenditures, $5,142,738 (2012 - $9,393,196) in general and administrative expenses, and other losses totaling $8,674,113 (2012 - $3,730,368) offset by $1,280,997 (2012 - $537,035) in net royalty income and deferred income tax recovery of $2,392,945 (2012 - $291,595). Included in other losses was an impairment charge of $4,765,511 (2012-$Nil) related to the Carlin Trend Royalty Claim Block.

Revenues

The Company began receiving royalty revenue from the Leeville royalty on August 17, 2012. In FY13 royalty income was earned from the sale of 1,912 ounces of gold totaling $3,102,888 (2012 - $1,750,975) offset by gold tax of $140,203 (2012 - $88,532) and depletion of $1,681,688 (2012 - $1,125,408) for net royalty income of $1,280,997 (2012 - $537,035).

Exploration Expenditures

Net exploration expenditures decreased by $4,490,498 in FY13. Some of the reasons for the net decrease related to:

  Koonenbury expenses decreased from $2,136,044 to $344,213 as FY12saw required minimum expenditure commitments met pursuant to property agreements.

  Net expenditures in Turkey decreased from $1,430,225 to $890,680 as the Company entered into an option agreement with Çolakoglu. Colakoglu is now funding the Akarca project.

  Expenditures in Turkey were partly offset by US$300,000 received from Dedeman, which owed the Company advance minimum royalty payments on the Aktutan property, US$250,000 received from Colakoglu on the Akarca option agreement, and a VAT recovery of approximately $250,000.

  Net expenditures in the US decreased from $1,983,542 to $740,824 due to increased recoveries from projects partnered with Vale and Geonovus.

General and Administrative and Other

General and administrative expenses decreased by $4,250,458 in FY13. Transfer agent and filing fees decreased by $229,309 to $118,770 as FY12 included expenses related to the Company’s listing on the NYSE MKT. Share-based payments decreased by $2,272,114 as the Company did not grant any new stock options or bonus shares in FY13. Overall administration, office, and travel costs decreased due to the Company’s efforts to reduce G&A expenditures. Market conditions negatively impacted the Company’s held-for-trading investments and FY13 saw a decrease in fair value of its FVTPL investments of $237,891 to $425,066.

Impairment of Non-current Assets

The Company’s policy for accounting for impairment of non-current assets requires that we estimate the fair value less cost of disposal of these assets. The Company uses valuation techniques that require significant judgments and assumptions, including those with respect to future production levels, future metal prices, foreign exchange rates, discount rates, and Net Asset Value (“NAV”) multiples.

Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be recoverable. As a result of the decline in the price of gold and in the production of gold from the Carlin Trend Royalty Claim Block, the Company revised the gold price utilized in its calculation of fair value to an estimated long-term price of US$1,300 per ounce from US$1,500 to US$1,700 per ounce and an estimated annual gold production of 2,200 ounces from 3,000 ounces. The Company applied a more favorable discount rate on the NAV multiple based on observed market conditions. As a result of these changes, the Company recorded $4,765,511 (2012 - $Nil) in impairment charges for the year ended December 31, 2013 related to the Carlin Trend Royalty Claim Block. In addition, due to the tax effects of the above-mentioned impairment, the Company recorded an increase in deferred tax liabilities of $2,101,350 to $2,392,945 with a corresponding entry to deferred income tax recovery.

Fourth Quarter

The net loss for the three months ended December 31, 2013 (“Q4-13”) was $2,140,328 compared to $6,267,944 for the prior year’s comparative quarter. The loss for Q4-13 was made up of $963,084 (2012 - $2,804,603) in net exploration expenditures, $1,092,920 (2012 - $3,231,569) in general and administrative expenses, and other losses totaling $1,067,756 (2012 - $549,182) offset by $529,453 (2012 - $368,103) in net royalty income. The reasons for the changes in Q4-13 are consistent with the items noted above for the year ended December 31, 2013.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s working capital position at December 31, 2013 was $14,217,999 (2012 - $22,702,855) and is sufficient to fund its exploration programs and administrative expenditures through and beyond the next twelve months. The Company obtains its cash requirements through the issuance of shares, funding from joint venture partners, royalty income, attracting additional joint venture partners and the sale of available investments and marketable securities all of which are used to finance further property acquisitions, explore and develop its mineral properties, and obtain strategic investments. During 2012, the Company acquired Bullion and began receiving royalty revenue from the Leeville royalty property. These royalty revenues will be used to offset expenditures during the upcoming year; however, the Company cannot predict the level of royalty income that it will receive from the Leeville royalty property.

Operating Activities

Cash used in operations was $5,785,887 for the year ended December 31, 2013 (2012 - $14,369,528) and represents expenditures primarily on mineral property exploration and secondarily on general and administrative expense for both periods, offset by royalty income received in the period. The decrease in cash used in operations is mainly due to the Company’s efforts to reduce overall G&A and exploration expenditures and the cash received on completion of the sale of the geothermal business unit and optioning the Akarca project and Bronco Creek properties.

Financing Activities

The Company received $361,600 (2012 - $1,049,670) from the exercise of stock options and $Nil (2012 - $1,898,995) from the exercise of warrants for a total of $361,600 (2012-$2,948,665) in cash provided by financing activities.

Investing Activities

During the twelve months ended December 31, 2013, Eurasian received $173,896 (2012 - $360,791) as interest on its cash and cash equivalents. The Company expended $480,000 (2012 - $Nil) on the purchase of strategic investment marketable securities. The Company’s net proceeds from the purchase and sale of property and equipment was $25,492 (2012-purchase of $1,236,022), the majority of the prior year relates to the purchase of the Company’s Denver office. Net cash from option payments received for certain exploration and evaluation assets offset by purchase of exploration and evaluation assets was an inflow of $101,185 (2012-outflow of $128,146) and the Company invested $2,774,570 (2012 - $2,061,551) in associated companies. In total, the Company used $3,679,781 (2012 - $8,197,754) on investing activities. The purchase of Bullion Monarch in 2012 accounted for $4,279,433 of the total cash used in the prior year.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

ANNUAL INFORMATION

As at	December 31, 2013	December 31, 2012	December 31, 2011
Financial Positions	$14,217,999	$22,702,855	$40,742,549
Working Capital	3,031,368	4,940,941	6,086,396
Exploration and evaluation assets (net)	35,063,725	38,738,592	-
Royalty interest	70,073,220	82,475,787	52,030,105
Total asset	116,151,675	114,414,001	77,122,016
Share capital	(69,981,980)	(55,999,368)	(35,097,315)
Deficit

	Year ended December 31, 2013	Year ended December 31, 2012	Nine month period ended December 31, 2011
Financial results
Royalty income	$3,102,888	$1,750,975	$-
Exploration expenditures (net)	3,839,703	8,330,201	3,837,224
Net loss	(13,982,612)	(20,916,730)	(9,748,817)
Net loss per share-basic and diluted	(0.19)	(0.35)	(0.19)

QUARTERLY INFORMATION

First quarter ended	December 31, 2013	September 30, 2013	June 30, 2013	March 31, 2013
Royalty income	$985,498	$601,860	$577,558	$937,972
Exploration expenditures	1,508,983	2,298,244	2,929,328	2,879,847
Exploration recoveries	(545,899)	(1,446,828)	(2,109,651)	(1,674,321)
Share-based payments	54,539	150,993	168,403	153,560
Net loss for the period	(2,140,328)	(6,635,561)	(1,973,663)	(3,233,060)
Basic and diluted net loss per share	(0.02)	(0.09)	(0.04)	(0.04)

First quarter ended	December 31, 2012	September 30, 2012	June 30, 2012	March 31, 2012
Royalty income	$1,198,727	$552,248	$-	$-
Exploration expenditures	3,652,142	3,541,622	4,180,475	2,114,067
Exploration recoveries	(847,539)	(881,560)	(2,351,981)	(1,077,025)
Share-based payments	1,045,146	964,063	197,023	593,377
Net loss for the period	(6,267,944)	(6,550,000)	(4,030,597)	(4,053,512)
Basic and diluted net loss per share	(0.07)	(0.12)	(0.08)	(0.08)

Factors that cause fluctuations in the Company’s quarterly results include the timing of stock option grants, foreign exchange gains and losses related to the Company’s holding of United States dollar denominated working capital items, gains or losses on investments held in its portfolio, along with fluctuating levels of operations activities on its exploration projects and due diligence undertaken on new prospects. See also “Forward Looking Information” above.

RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel and directors were as follows:

		Share-based
For the year ended December 31, 2013	Salary or Fees	Payments	Total
President and CEO	$412,188	$174,890	$587,078
COO and Director	256,957	65,479	322,436
CFO(1)	-	35,126	35,126
Corporate Secretary(1)	-	13,520	13,520
CLO	211,975	85,104	297,079
Directors	168,000	35,223	203,223
Seabord Services Corp. (1)	447,900	-	447,900
Total	$1,497,020	$409,343	$1,906,363

		Share-based
For the year ended December 31, 2012	Salary or Fees	Payments	Total
President and CEO	$386,980	$449,779	$836,759
COO and Director	274,460	235,430	509,890
CFO(1)	-	116,622	116,622
Corporate Secretary(1)	-	42,340	42,340
CLO	80,563	96,749	177,312
Directors	102,000	306,159	408,159
Seabord Services Corp. (1)	477,600	-	477,600
Total	$1,321,603	$1,247,079	$2,568,682

(1)Seabord Services Corp. (“Seabord”) is a management services company controlled by the Chairman of the Board. Seabord provides a chief financial officer, a corporate secretary, accounting staff, administration staff and office space to Eurasian. The Chief Financial Officer the Corporate Secretary are employees of Seabord and are not paid directly by Eurasian.

Related Party Assets and Liabilities	Service or Term	31-Dec-13	31-Dec-12
Amounts due from (to):
President and CEO	Expense Reimbursement	$1,130	$7,579
CFO	Expense Reimbursement	-	3,822
COO	Expense Reimbursement	526	-
CLO	Expense Reimbursement	943	-
Directors	Fees	36,584	38,047
Seabord Capital Corp.	Expense Reimbursement	-	572
		$39,183	$50,020

RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS

The Company considers items included in shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company currently has continuing royalty revenues to fund a portion of ongoing costs. In order to fund future projects and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. As at December 31, 2013, the Company had working capital of $14,217,999 (December 31, 2012 - $22,702,855).

Management has assessed that this working capital is sufficient for the Company to continue as a going concern beyond one year. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets.

In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements or sell assets. The Company is not subject to externally imposed capital requirements.

Fair Value

The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

  Level 1: inputs represent quoted prices in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

  Level 2: inputs other than quoted prices that are observable, either directly or indirectly. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates, and volatility factors, which can be observed or corroborated in the market place.

  Level 3: inputs that are less observable, unavoidable or where the observable data does not support the majority of the instruments’ fair value.

As at December 31, 2013, there were no changes in the levels in comparison to December 31, 2012. Financial instruments measured at fair value on the statement of financial position are summarized in levels of the fair value hierarchy as follows:

Assets	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$12,683,069	$-	$-	$12,683,069
Restricted cash	528,945	-	-	528,945
Fair value through profit or loss securities	1,229,085	-	-	1,229,085
Available for sale investments	200,000	-	- 200,000
Total	$14,641,099	$-	$-	$14,641,099

The carrying value of receivables, accounts payable and accrued liabilities, and advances from joint venture partners approximate their fair value because of the short-term nature of these instruments. The Company assessed that there were no indicators of impairment for these financial instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, market risk, liquidity risk and currency risk.

Credit Risk

The Company is exposed to credit risk by holding cash and cash equivalents and receivables. This risk is minimized by holding a significant portion of the funds in Canadian banks. The Company has minimal exposure with respect to its receivables.

Interest Rate Risk

The Company is exposed to interest rate risk because of fluctuating interest rates. Management believes the interest rate risk is low given the current low global interest rate environment. Fluctuations in market rates is not expected to have a significant impact on the Company’s operations due to the short term to maturity and no penalty cashable feature of its cash equivalents. A 1% increase or decrease in effective interest rates would increase or decrease net shareholders’ equity by approximately $15,000.

Market Risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities and other company investments. The Company has no control over these fluctuations and does not hedge its investments.

Based on the December 31, 2013 portfolio values, a 10% increase or decrease in effective market values would increase or decrease net shareholders’ equity by approximately $120,000.

Liquidity Risk

Liquidity risk is the risk that the Company is unable to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital to ensure the Company’s expenditures will not exceed available resources.

Commodity Risk

The Company’s royalty revenues are derived from a royalty interest and are based on the extraction and sale of precious and base minerals and metals. Factors beyond the control of the Company may affect the marketability of metals discovered. Metal prices have historically fluctuated widely. Consequently, the economic viability of the Company’s royalty interests cannot be accurately predicted and may be adversely affected by fluctuations in mineral prices.

Currency Risk

Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the entity’s functional currency. The Company operates in Canada, Haiti, Turkey, Sweden, Australia and the U.S.A. The Company funds cash calls to its subsidiary companies outside of Canada in U.S. dollars (“USD”) and a portion of its expenditures are also incurred in local currencies.

The exposure of the Company’s cash and cash equivalents, receivables and other short term assets, and accounts payable and accrued liabilities to foreign exchange risk as at December 31, 2013 is as follows:

Accounts	USD amount
Cash and cash equivalents	$2,143,794
Receivables	1,331,058
Accounts payable and accrued liabilities	(752,663)
Total	$2,722,189

The balances noted above reflect the USD balances held within the parent company and any wholly owned subsidiaries. Balances denominated in another currency other than the functional currency held in foreign operations are considered immaterial and cash balances will be spent prior to significant foreign exchange fluctuations.

Based on the above net exposure as at December 31, 2013, and assuming that all other variables remain constant, a 1% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase/decrease of approximately $27,000 in the Company’s pre-tax profit or loss.

NEW ACCOUNTING PRONOUNCEMENTS

The Company has adopted the following new and revised standards, along with any consequential amendments, effective January 1, 2013. These changes were made in accordance with the applicable transitional provisions.

IFRS 10 Consolidated Financial Statements (“IFRS 10”) replaces the guidance on control and consolidation in IAS 27 Consolidated and Separate Financial Statements, and SIC-12, Consolidation - Special Purpose Entities. IFRS 10 requires consolidation of an investee only if the investor possesses power over the investee, has exposure to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect its returns. Detailed guidance is provided on applying the definition of control. The accounting requirements for consolidation have remained largely consistent with IAS 27. The Company assessed its consolidation conclusions on January 1, 2013 and determined that the adoption of IFRS 10 did not result in any change in the consolidation status of any of its subsidiaries and investees.

IFRS 11 Joint Arrangements (“IFRS 11”) supersedes IAS 31 Interests in Joint Ventures and requires joint arrangements to be classified either as joint operations or joint ventures depending on the contractual rights and obligations of each investor that jointly controls the arrangement. For joint operations, a company recognizes its share of assets, liabilities, revenues and expenses of the joint operation. An investment in a joint venture is accounted for using the equity method as set out in IAS 28 Investments in Associates and Joint Ventures (amended in 2011) (“IAS 28”). The Company has not entered into any joint arrangements and has concluded that the adoption of IFRS 11 did not result in any changes in the accounting for its joint arrangements.

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”) contains the disclosure requirements for entities that have interests in subsidiaries, joint arrangements (i.e. joint operations or joint ventures), associates and/or unconsolidated structure entities. Interests are widely defined as contractual and non-contractual involvement that exposes an entity variability of returns from the performance of the other entity. The required disclosures aim to provide information in order to enable users to evaluate that nature, and the risks associated with, an entity’s interest in other entities, and the effects of those interests on the entity’s financial position, financial performance and cash flows. Given the nature of the Company’s interest in other entities, the amendments did not have an impact on the Company’s financial position or performance. Disclosure is included in Critical Accounting Judgments and Significant Estimates and Uncertainties.

IFRS 13 Fair Value Measurement (“IFRS 13”) provides a single framework for measuring fair value. The measurement of the fair value of an asset or liability is based on assumptions that market participants would use when pricing the asset or liability under current market conditions, including assumptions about risk. The Company adopted IFRS 13 on January 1, 2013 on a prospective basis. The adoption of IFRS 13 did not require any adjustments to the valuation techniques used by the Company to measure fair value and did not result in any measurement adjustments as at January 1, 2013.

The Company has adopted the amendments to IAS 1 Presentation of Financial Statements (“IAS 1”). These amendments required the Company to group other comprehensive income items by those that will be reclassified subsequently to profit or loss and those that will not be reclassified. These changes did not result in any adjustments to other comprehensive income or comprehensive income.

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective. The Company has not early adopted any of these standards and is currently evaluating the impact, if any, that these standards might have on its consolidated financial statements.

Critical Accounting Judgments and Significant Estimates and Uncertainties

The preparation of the consolidated financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported revenue and expenses during the periods presented therein. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, royalty revenues and expenses. Management bases its judgments and estimates on historical experience and on other various factors it believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions.

The Company has identified the following critical accounting policies in which significant judgments, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods.

a) Royalty Interest and Related Depletion

In accordance with the Company’s accounting policy, royalty interests are evaluated on a periodic basis to determine whether there are any indications of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss recognized to the extent that carrying amount exceeds recoverable amount. The recoverable amount of a royalty asset is measured at the higher of fair value less costs to sell and value in use. The determination of fair value and value in use requires management to make estimates and assumptions about expected production and sales volumes, commodity prices (considering current and historical prices, price trends and related factors), and reserves. These estimates and assumptions are subject to risk and uncertainty; hence there is a possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in profit or loss.

b) Goodwill

Goodwill represents the excess of the price paid for the acquisition of a consolidated entity over the fair value of the net identifiable tangible and intangible assets and liabilities acquired. Goodwill is allocated to the cash generating unit to which it relates.

Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be impairment. Impairment is determined by assessing if the carrying value of a cash generating unit, including the allocated goodwill, exceeds its recoverable amount. The assessment of the recoverable amount used in the goodwill impairment analysis is subject to similar judgments and estimates as described above for property, plant and equipment and royalty properties.

c) Exploration and Evaluation Assets

Recorded costs of exploration and evaluation assets are not intended to reflect present or future values of exploration and evaluation assets. The recorded costs are subject to measurement uncertainty and it is reasonably possible, based on existing knowledge, that a change in future conditions could require a material change in the recognized amount

d) Taxation

The Company’s accounting policy for taxation requires management’s judgment as to the types of arrangements considered to be a tax on income in contrast to an operating cost. Judgment is also required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized on the statement of financial position..

Deferred tax assets, including those arising from unused tax losses, capital losses and temporary differences, are recognized only where it is considered probable that they will be recovered, which is dependent on the generation of sufficient future taxable profits. Deferred tax liabilities arising from temporary differences caused principally by the expected royalty revenues generated by the royalty property are recognized unless expected tax losses applicable to the royalty stream are sufficient to offset the taxable income and therefore, taxable income is not expected to occur in the foreseeable future. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, and reserves. Judgments are also required about the application of income tax legislation in foreign jurisdictions. These judgments and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the balance sheet and the amount of other tax losses and temporary differences not yet recognized. In such circumstances, some or the entire carrying amount of recognized deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to profit or loss.

e) Equity Investment

The Company records its interest in associated companies as equity investments. The Company has a minority position on the Boards of its associated companies, and does not control operational decisions. The Company’s judgment is that it has significant influence, but not control and accordingly equity accounting is appropriate.

RISKS AND UNCERTAINTIES

Mineral Property Exploration Risks

The business of mineral exploration and extraction involves a high degree of risk. Few properties that are explored ultimately become producing mines. At present, none of the Company’s properties has a known commercial ore deposit. The main operating risks include ensuring ownership of and access to mineral properties by confirmation that option agreements, claims and leases are in good standing and obtaining permits for drilling and other exploration activities.

Eurasian is currently earning an interest in some of its properties through option agreements and acquisition of title to the properties is only completed when the option conditions have been met. These conditions generally include making property payments, incurring exploration expenditures on the properties and can include the satisfactory completion of pre-feasibility studies. If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company’s title to the related property will not vest and the Company will have to write-off the previously capitalized costs related to that property. The market prices for precious and base metals can be volatile and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered.

Revenue and Royalty Risks

Eurasian cannot predict future revenues or operating results of the area of mining activity. Management expects future revenues from its Leeville royalty property in Nevada to fluctuate depending on the level of future production and the price of gold. Specifically, there is a risk that the operator of the property, Newmont will cease to operate in the Company’s area of interest, therefore there can be no assurance that ongoing royalty payments will materialize or be received by Eurasian.

Financing and Share Price Fluctuation Risks

Eurasian has limited financial resources, and has no assurance that additional funding will be available for further exploration and development of its projects. Further exploration and development of one or more of the Company’s projects may be dependent upon the Company’s ability to obtain financing through equity or debt financing or other means. Failure to obtain this financing could result in delay or indefinite postponement of further exploration and development of its projects which could result in the loss of one or more of its properties. The securities markets can experience a high degree of price and volume volatility, and the market price of securities of many companies, particularly those considered to be development stage companies such as Eurasian, may experience wide fluctuations in share prices which will not necessarily be related to their operating performance, underlying asset values or prospects. There can be no assurance that share price fluctuations will not occur in the future, and if they do occur, the severity of the impact on Eurasian’s ability to raise additional funds through equity issues.

Foreign Countries and Political Risks

The Company operates in countries with varied political and economic environments. As such, it is subject to certain risks, including currency fluctuations and possible political or economic instability which may result in the impairment or loss of mineral concessions or other mineral rights, opposition from environmental or other non-governmental organizations, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mineral exploration and mining industry. Any changes in regulations or shifts in political attitudes are beyond the control of the Company and may adversely affect its business. Exploration and development may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine and site safety. Notwithstanding any progress in restructuring political institutions or economic conditions, the present administration, or successor governments, of some countries in which Eurasian operates may not be able to sustain any progress. If any negative changes occur in the political or economic environment of these countries, it may have an adverse effect on the Company’s operations in those countries. The Company does not carry political risk insurance.

Competition

The Company competes with many companies that have substantially greater financial and technical resources than it in the acquisition and development of its projects as well as for the recruitment and retention of qualified employees.

Return on Investment Risk

Investors cannot expect to receive a dividend on an investment in the Company’s common shares in the foreseeable future, if at all.

No Assurance of Titles or Borders

The acquisition of the right to exploit mineral properties is a very detailed and time consuming process. There can be no guarantee that the Company has acquired title to any such surface or mineral rights or that such rights will be obtained in the future. To the extent they are obtained, titles to the Company’s surface or mineral properties may be challenged or impugned and title insurance is generally not available. The Company’s surface or mineral properties may be subject to prior unregistered agreements, transfers or claims and title may be affected by, among other things, undetected defects. Such third party claims could have a material adverse impact on the Company’s operations.

Currency Risks

The Company’s equity financings are sourced in Canadian dollars but much of its expenditures are in local currencies or U.S. dollars. At this time, there are no currency hedges in place. Therefore, a weakening of the Canadian dollar against the U.S. dollar or local currencies could have an adverse impact on the amount of exploration funds available and work conducted.

Joint Venture Funding Risk

Eurasian’s strategy is to seek partners through joint ventures to fund exploration and project development. The main risk of this strategy is that funding partners may not be able to raise sufficient capital in order to satisfy exploration and other expenditure terms in a particular joint venture agreement. As a result, exploration and development of one or more of the Company’s property interests may be delayed depending on whether Eurasian can find another partner or has enough capital resources to fund the exploration and development on its own.

Insured and Uninsured Risks

In the course of exploration, development and production of mineral properties, the Company is subject to a number of risks and hazards in general, including adverse environmental conditions, operational accidents, labour disputes, unusual or unexpected geological conditions, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, and earthquakes. Such occurrences could result in the damage to the Company’s property or facilities and equipment, personal injury or death, environmental damage to properties of the Company or others, delays, monetary losses and possible legal liability. Although the Company may maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance may not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums or for other reasons. Should such liabilities arise, they could reduce or eliminate future profitability and result in increased costs, have a material adverse effect on the Company’s results and a decline in the value of the securities of the Company. Some work is carried out through independent consultants and the Company requires all consultants to carry their own insurance to cover any potential liabilities as a result of their work on a project.

Environmental Risks and Hazards

The activities of the Company are subject to environmental regulations issued and enforced by government agencies. Environmental legislation is evolving in a manner that will require stricter standards and enforcement and involve increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes in environmental regulation, if any, will not adversely affect Eurasian’s operations. Environmental hazards may exist on properties in which the Company holds interests which are unknown to the Company at present.

Fluctuating Metal Prices

Factors beyond the control of the Company have a direct effect on global metal prices, which have fluctuated widely, particularly in recent years, and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered on any of Eurasian’s properties. Consequently, the economic viability of any of the Company’s exploration projects and its ability to finance the development of its projects cannot be accurately predicted and may be adversely affected by fluctuations in metal prices.

Extensive Governmental Regulation and Permitting Requirements Risks

Exploration, development and mining of minerals are subject to extensive laws and regulations at various governmental levels governing the acquisition of the mining interests, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. In addition, the current and future operations of Eurasian, from exploration through development activities and production, require permits, licenses and approvals from some of these governmental authorities. Eurasian has obtained all government licenses, permits and approvals necessary for the operation of its business to date. However, additional licenses, permits and approvals may be required. The failure to obtain any licenses, permits or approvals that may be required or the revocation of existing ones would have a material and adverse effect on Eurasian, its business and results of operations. Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities requiring Eurasian’s operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Eurasian may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. Any such events could have a material and adverse effect on Eurasian and its business and could result in Eurasian not meeting its business objectives.

Key Personnel Risk

Eurasian’s success is dependent upon the performance of key personnel working in management and administrative capacities or as consultants, The loss of the services of senior management or key personnel could have a material and adverse effect on the Company, its business and results of operations.

Conflicts of Interest

In accordance with the laws of British Columbia, the directors and officers of a corporation are required to act honestly, in good faith and in the best interests of the corporation. Eurasian’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, such directors and officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. If such a conflict of interest arises at a meeting of the Company’s directors, a director with such a conflict will abstain from voting for or against the approval of such participation or such terms.

Passive Foreign Investment Company

U.S. investors in common shares should be aware that based on current business plans and financial expectations, Eurasian currently expects that it will be a passive foreign investment company (“PFIC”) for the year ending December 31, 2013 and expects to be a PFIC in future tax years. If Eurasian is a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of common shares, or any so-called “excess distribution” received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to the common shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of Eurasian’s net capital gain and ordinary earnings for any year in which Eurasian is a PFIC, whether or not Eurasian distributes any amounts to its shareholders. For each tax year that Eurasian qualifies as a PFIC, Eurasian intends to: (a) make available to U.S. shareholders, upon their written request, a “PFIC Annual Information Statement” as described in Treasury Regulation Section 1.1295 -1(g) (or any successor Treasury Regulation) and (b) upon written request, use commercially reasonable efforts to provide all additional information that such U.S. shareholder is required to obtain in connection with maintaining such QEF Election with regard to Eurasian. Eurasian may elect to provide such information on its website www.EurasianMinerals.com.

Corporate Governance and Public Disclosure Regulations

The Company is subject to changing rules and regulations promulgated by a number of United States and Canadian governmental and self-regulated organizations, including the SEC, the British Columbia and Alberta Securities Commissions, the NYSE MKT and the TSX-V. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created, making compliance more difficult and uncertain. The Company’s efforts to comply with the new rules and regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Internal Controls over Financial Reporting

Applicable securities laws require an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting. The Company may, in the future, fail to achieve and maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting. Future acquisitions may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired corporations may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company. No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgments. In addition, should the Company expand in the future, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that the Company continue to improve its internal control over financial reporting.

CONTROLS AND PROCEDURES

The Company became a non-Venture Issuer in conjunction with its listing on NYSE MKT in January 2012. Therefore, it is now required to report on disclosure controls and procedures and internal controls over financial reporting.

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures, which provide reasonable assurance that material information relating to the Company and its subsidiaries is accumulated and communicated to management to allow timely decisions regarding required disclosure. Management has evaluated the effectiveness of its disclosure controls and procedures as of December 31, 2013 and believes its disclosure controls and procedures are effective.

Internal Control over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, are responsible for establishing a system of internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. Management evaluated the Company’s internal control over financial reporting at December 31, 2013 and concludes that it is effective and that no material weaknesses were identified.

OUTSTANDING SHARE DATA

At March 27, 2014, the Company had 73,028,209 common shares issued and outstanding. There were also 3,995,700 stock options outstanding with expiry dates ranging from May 22, 2014 to October 16, 2017, and 9,175,533 warrants outstanding with expiry dates ranging from March 12, 2015 to November 12, 2015.